

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 1, 2008

Mr. Eric Sauve
President
Grant Hartford Corporation
c/o David Rodli Law Offices
2001 S. Russell
Missoula, MT 59806

> **Re: Grant Hartford Corporation**
> **Registration Statement on Form S-1**
> **Filed November 20, 2008**
> **File No. 333-155507**

Dear Mr. Sauve:

    This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain a comparable deficiency.

Financial Statements, page F-1

1.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding disclosure in appropriate places throughout your prospectus.

    You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

    We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Lucas